NEWS RELEASE 09-10	APRIL 15, 2009

FRONTEER OPTIONS OUT NEW TURKISH GOLD PROPERTY

Fronteer Development Group Inc. (“Fronteer”) (TSX/NYSE Amex: FRG) is pleased to announce that it has signed an option agreement with Newmont Altin Madencilik Limited Sirketi (“Newmont”), a subsidiary of Newmont Mining Corporation (NYSE:NEM), to explore Yuntdag, a promising grass-roots gold property located in western Turkey and 100% owned by Fronteer.

Newmont may earn up to a 75% interest in Yuntdag by investing US$6.5 million over a six-year period. Under the terms of the two-phase agreement, Newmont may earn an initial 51% interest in Yuntdag within 36 months by spending US$1.5 million on exploration. Newmont may then earn an additional 24% interest by spending a further US$5.0 million on exploration before the sixth anniversary of the agreement.

Yuntdag is an early-stage exploration project located approximately 23 kilometres southeast of Koza Gold’s Ovacik Gold Mine in the Izmir province of western Turkey. The property comprises 4,270 hectares of precious minerals licenses covering a prospective 7.5 -square-kilometre ASTER (Advanced Spaceborne Thermal Emission and Reflection Radiometer) anomaly. Surface geochemistry and mapping by Fronteer suggest that Yuntdag has the potential to host a high sulfidation gold system.

The Yuntdag option deal extends the two companies’ working relationship and Fronteer’s gold portfolio in Turkey. Newmont USA Limited, another subsidiary of Newmont Mining Corporation, is currently earning an initial 51% interest in Fronteer’s Sandman project in Nevada by spending US$14 million on exploration and development and making a positive production decision by June 2011.

Fronteer has built and retained an interest in an emerging gold and copper-gold mineral district in northwestern Turkey’s Biga region. Fronteer and Teck Cominco’s Turkish subsidiary (TCAM) have 60%-40% joint ventures on a number of projects in this region, including two gold deposits (Agi Dagi and Kirazli) and a recently discovered copper-gold porphyry system (Halilaga). The region is geopolitically stable and supported by excellent project infrastructure, including road accessibility and access to power and water.

ABOUT FRONTEER
Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has an extensive gold project pipeline in Nevada, a 40% interest in three gold and copper-gold projects in western Turkey, and is completing its acquisition of 100% of Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect tothe ultimate size of the Newmont exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of mineralization, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.